MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2025

This Management's Discussion and Analysis ("MD&A") of BTQ Technologies Corp. ("BTQ", or the "Company") is for the year ended December 31, 2025 and is dated March 30, 2026. The MD&A should be read in conjunction with the Company's audited consolidated financial statements and related notes for the year ended December 31, 2025. The consolidated financial statements are prepared in accordance with IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and all monetary amounts are expressed in Canadian dollars. The following comments may contain management estimates of anticipated future trends, activities, or results. These are no guarantees of future performance since actual results could change based on other factors and variables beyond management control.

The management of the Company is responsible for the preparation and integrity of the consolidated financial statements, including the maintenance of appropriate information systems, procedures, and internal controls and to ensure that information used internally or disclosed externally, including the consolidated financial statements and MD&A, is complete and reliable. The Company's board of directors (the "Board") follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders. The Board's audit committee meets with management quarterly to review the financial statements and the MD&A and to discuss other financial, operating, and internal control matters.

Additional information relating to the Company is available under the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

DESCRIPTION OF BUSINESS AND OVERVIEW

The principal activity of the Company is the development of computer-based technology related to post-quantum cryptography, particularly as it applies to blockchain and related technologies, and their protection from the emerging security risk of quantum computing. Backed by a broad patent portfolio, BTQ is seeking to deliver a full-stack, neutral-atom quantum computing platform with end-to-end hardware, middleware, and post-quantum security solutions for finance, telecommunications, logistics, life sciences, and defense.

BTQ is listed on Cboe Canada and the Nasdaq Global Market (the "Nasdaq") under the ticker symbol "BTQ". The Company commenced trading on Nasdaq on September 26, 2025.

Acquisition

On December 31, 2021 (as amended on April 29, 2022, July 30, 2022, and November 29, 2022), the Company entered into a share exchange agreement with BTQ AG (the "Acquisition"). BTQ AG was incorporated in the Principality of Liechtenstein on March 26, 2021 by a group of experienced post-quantum cryptographers with an interest in addressing the urgent security threat that a large-scale universal quantum computer poses to the Bitcoin network.

In connection with the Acquisition, the Company completed a private placement (the "Offering") of 18,001,250 subscription receipts at a price of $0.40 per subscription receipt, for gross proceeds of $7,200,500, with each subscription receipt automatically converting with no additional consideration into one post-Consolidation Share (each as defined below) concurrent with the closing of the Acquisition.

On February 17, 2023, the Company closed the Acquisition resulting in the issuance of 92,000,000 post-Consolidation Shares to the BTQ AG shareholders. Concurrent with the closing, the Company changed its name from Sonora Gold & Silver Corp. ("SOC") to BTQ Technologies Corp. and completed a consolidation (the "Consolidation") of its common shares on the basis of ten pre-Consolidation shares to one post-Consolidation share (each, a "Share"). Immediately following the Consolidation, and excluding those Shares issued pursuant to the Acquisition or the Offering, the former securityholders of SOC held an aggregate of 8,747,629 Shares and 350,000 stock options in the Company. All Share amounts have been retroactively restated to reflect the Consolidation for all periods presented.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2025

On closing of the Acquisition, the gross proceeds of $7,200,500 from the Offering were released from escrow and each subscription receipt was converted into one Share. In connection with the Acquisition, the Company issued 2,500,000 Shares with a fair value of $1,000,000 to a finder as a success fee. In connection with the Offering, the Company also paid $93,174 in finders' fees and issued 232,936 finders' warrants exercisable at an exercise price of $0.40 per Share for a period of two years.

Highlights for the year ended December 31, 2025

On July 11, 2025, the Company issued 5,555,555 common shares at $7.20 per share for gross proceeds of $39,999,996. In connection with this offering, the Company incurred a finder's fee of $2,800,000 and share issuance costs of $109,589. The Company also issued 138,888 finder's warrants exercisable at $12.60 per common share expiring on July 11, 2030.

On October 27, 2025, the Company entered into a Share Subscription Agreement and a Development Service Agreement with ICTK Co., Ltd. (the "ICTK Agreements"), a technology company located in the Republic of Korea. Under the Share Subscription Agreement, the Company acquired 452,058 common shares of ICTK for KRW 7,180,489,272 (approximately $6.8 million) on December 19, 2025. Under the Development Service Agreement, the Company has engaged ICTK to carry out the development work (the "Services") related to Quantum Computation-In-Memory ("QCIM") IP verification and development of a quantum security chip incorporating QCIM application for US$10,000,000. The amount is to be paid by the Company in instalments based on the Company's acceptance of each relevant milestone. The agreement is limited to the provision of technology and know-how necessary for the performance of the Services with respect to each party's background technology and does not include the use of the deliverables of this agreement for commercial purposes.

On November 7, 2025, the Company entered into an Ordinary Share Subscription Agreement and acquired 217,865 shares of QPerfect SAS ("QPerfect"), a technology company located in Strasbourg, France, for $3,263,521 (€2,000,000) which resulted in a 15.29% interest. Concurrent with the completion of this investment, the Company provided notice to exercise its option to acquire the remaining shares of QPerfect (the "QPerfect Acquisition") which will be paid in cash and common shares of the Company. The closing of the QPerfect Acquisition is subject to France's foreign direct investment approval process.

DISCUSSION OF OPERATIONS

Principal Products

During fiscal 2025, the Company executed a significant strategic realignment, streamlining its product portfolio around three commercially focused product lines: QCIM, Bitcoin Quantum, and Quantum Stablecoin Settlement Network ("QSSN"). If the QPerfect Acquisition is completed, it will establish the Company's vertically integrated quantum computing capabilities. The Company deprecated earlier-stage research programs to consolidate resources around what it believes to be its highest-value commercial opportunities.

QCIM

QCIM is the Company's flagship hardware product: a quantum-secure compute-in-memory chip designed to implement fast, crypto-agile, energy-efficient post-quantum cryptography directly in silicon. QCIM supports NIST-standardized post-quantum cryptographic algorithms, including ML-KEM and ML-DSA, in a compact, low-power form factor suitable for deployment in constrained environments such as smart cards, IoT endpoints, mobile devices, and hardware security modules. The chip is designed to support both post-quantum and traditional encryption methods, providing cryptographic agility as industry standards continue to evolve. The technology builds upon patents acquired from Radical Semiconductor and their founding team.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2025

During 2025, the QCIM program advanced significantly from its prior preliminary research phase. In September 2025, Radical Semiconductor co-founders Sean Hackett and Zach Belateche joined BTQ full-time, with Sean Hackett leading silicon product development and Zach Belateche leading hardware security. With these additions, the Company intends to accelerate commercialization of the QCIM program. In October 2025, the Company signed the ICTK Agreements with ICTK, a leading South Korean secure-element manufacturer, to co-develop the QCIM chip. The ICTK Agreements cover joint design, validation, tape-out, certification, and productization, with BTQ making an equity investment in ICTK and ICTK providing in-kind cost-sharing and preferential manufacturing capacity.

As of December 31, 2025, QCIM was in the pre-silicon validation phase, with architecture definition and prototyping underway. Subsequent to year-end 2025, the Company announced a 2026 collaboration with Taiwan's ITRI to validate QCIM in silicon and opened a commercialization hub in New York, New York, staffed with senior engineers to accelerate the path toward production-ready silicon.

The Company targets QCIM for deployment in high-assurance applications including cold and hardware wallets for digital assets, mobile authentication and fintech security, IoT endpoint protection, payment gateway infrastructure, and defense systems. The Company expects to deliver initial hardware to design partners on physical circuit boards for testing during 2026, with industry-specific certifications and broader commercialization to follow.

Bitcoin Quantum

Bitcoin Quantum is a permissionless, quantum-safe fork of Bitcoin that replaces Bitcoin's quantum-vulnerable Elliptic Curve Digital Signature Algorithm ("ECDSA") with Module-Lattice Digital Signature Algorithm ("ML-DSA"), the NIST-standardized post-quantum digital signature scheme published as Federal Information Processing Standard 204 in August 2024. Bitcoin Quantum is built on Bitcoin Core's proven codebase and incorporates a 64 MiB block size limit to accommodate post-quantum signatures, which are approximately 70 times larger than their classical counterparts, as well as a Post-Quantum Key infrastructure that enables the integration of future quantum-resistant signature algorithms as they become available.

Bitcoin Quantum addresses an increasingly urgent security concern: approximately 6.26 million BTC, representing approximately $750 billion in value, currently reside in addresses with exposed public keys that are vulnerable to future quantum attack. The product provides a production-grade proving ground for the cryptocurrency ecosystem to test quantum-resistant transactions and infrastructure without risking the Bitcoin mainnet, while also serving as a standalone quantum-safe network.

In October 2025, the Company announced the first successful demonstration of Bitcoin Quantum Core Release 0.2, completing the full flow of quantum-safe wallet creation, transaction signing and verification, and mining. The Company also established the BTQ Foundation, co-chaired by BTQ, to coordinate industry-wide quantum defense efforts including open-source development, consensus building, standards setting, and migration frameworks. In the fourth quarter of 2025, the Company completed security auditing and preparation for testnet launch.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2025

The Company launched the Bitcoin Quantum testnet, a public, permissionless network with a block explorer and mining pool, on January 12, 2026, which coincided with the 17th anniversary of Bitcoin's genesis block. Leading digital asset research firm Delphi Digital published research characterizing Bitcoin Quantum as a "quantum canary" network, a critical testbed for the industry's quantum transition.

The Company is building multiple expected revenue streams around Bitcoin Quantum. The Company anticipates additional revenue opportunities through security-as-a-service models, premium settlement layers, and quantum certification services as the network matures.

Bitcoin Quantum represents the commercial evolution of the Company's prior quantum proof-of-work research conducted in collaboration with Macquarie University, which explored the application of quantum computing to blockchain proof-of-work mechanisms. The Company's published roadmap targets enterprise pilot programs with institutional digital asset managers in Q1 2026, expects mainnet launch with migration tools in Q2 2026, and expects integration with exchanges and custody providers during 2026-2027.

QSSN

QSSN is a quantum-secure validation and wallet infrastructure product designed to enable banks, payment providers, and digital asset platforms to issue and manage stablecoins with built-in protection against quantum-era cybersecurity threats. The product provides quantum-safe smart account wallets for EVM-compatible blockchain networks, using ML-DSA post-quantum cryptography within the ERC-4337 account abstraction standard. This approach delivers familiar wallet user experience with post-quantum security, requires no modifications to underlying blockchain protocols, and protects institutional customers against "harvest now, decrypt later" attacks in which adversaries capture encrypted data today for future quantum decryption.

QSSN operates as a specialized validation service layer rather than a new blockchain. Validator nodes generate quantum-secure attestations using dual-signature mechanisms that combine classical ECDSA signatures with post-quantum ML-DSA signatures, ensuring backward compatibility with existing systems while providing quantum resistance. Economic coordination, including fee collection, distribution, and staking, is managed through smart contracts deployed on established platforms, leveraging battle-tested infrastructure rather than building new financial primitives. The system is designed to support institutional-scale throughput and maintains cryptographic proofs of all validations for audit and regulatory compliance purposes.

The Company unveiled QSSN in June 2025 and subsequently commenced proof-of-concept deployments with Danal and Finger Inc. Group in South Korea. The Company intends to develop revenue opportunities from QSSN through validator node licensing fees, transaction-based validation fees with flexible pricing models supporting both crypto-native and fiat-linked pricing, and staking mechanisms that enable token holders to participate in network security.

QPerfect

On November 7, 2025, the Company entered into an Ordinary Share Subscription Agreement and acquired 217,865 shares of QPerfect SAS ("QPerfect"), a technology company located in Strasbourg, France, for $3,263,521 (€2,000,000) which resulted in a 15.29% interest. Concurrent with the completion of this investment, the Company provided notice to exercise its option to acquire the remaining shares of QPerfect (the "QPerfect Acquisition") which will be paid in cash and common shares of the Company. The closing of the QPerfect Acquisition is subject to certain conditions, including France's foreign direct investment approval process.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2025

QPerfect's MIMIQ™ emulator is capable of simulating circuits of up to thousands of qubits. Subsequent to December 31, 2025, MIMIQ was integrated into SDT's QUREKA™ platform for commercial cloud-based quantum emulation. If completed, the QPerfect Acquisition is expected to be a key component of the Company's goal to provide vertically integrated quantum computing capabilities including quantum error correction research applicable to QCIM and have a European R&D base at the European Center for Quantum Science ("CESQ) in Strasbourg.

If the QPerfect Aacquisition is completed, it is expected to provide BTQ with vertically integrated quantum computing capabilities that complement and strengthen the Company's hardware and software technologies, including quantum error correction research applicable to QCIM development, quantum sensing capabilities relevant to precision navigation and timing applications, and a European research and development base within one of Europe's leading quantum science institutions.

Trends

Quantum Computing

According to research published by McKinsey & Company, the global quantum technology market could reach more than US$100 billion by 2040, with the majority of value expected to be generated by quantum computing applications rather than quantum sensing or quantum communications. Quantum computing has the potential to enable breakthroughs across a range of industries including materials science, pharmaceuticals, logistics optimization, and cybersecurity.

A growing area within the broader quantum technology ecosystem is quantum-resilient or quantum-secure cybersecurity. As quantum computing systems scale in capability, they are expected to pose a potential risk to widely used public-key cryptographic systems, including RSA and elliptic curve cryptography, which underpin much of today's secure communications infrastructure. If sufficiently powerful quantum computers are realized, certain currently deployed cryptographic systems could become vulnerable to quantum algorithms such as Shor's Algorithm.

While large-scale, fault-tolerant quantum computers have not yet been realized, the pace of development continues to accelerate. Several companies and research institutions have published roadmaps outlining the development of larger and more capable quantum processors. For example, IBM has announced multi-year plans to scale quantum processors and quantum computing systems, while other technology companies and startups are pursuing different hardware architectures including trapped-ion, superconducting, and photonic quantum systems.

In parallel with private sector activity, governments around the world continue to increase funding for quantum technologies as part of national technology and security strategies. Countries including China, the European Union, the United States, Japan, the United Kingdom, and Canada have announced multi-billion-dollar national initiatives supporting quantum research, infrastructure, and commercialization.

Investment in quantum technology companies has also increased significantly in recent years, reflecting growing interest from venture capital, corporate investors, and government programs. As the ecosystem matures, industry participants are focusing not only on hardware development but also on software, cryptography, and security applications designed to support a future quantum-enabled computing environment.

Post-Quantum Cryptography

One of the most significant developments within the quantum security sector is the advancement of post-quantum cryptography ("PQC"). PQC refers to cryptographic algorithms that are designed to remain secure against both classical and quantum computing attacks.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2025

A major driver of development in this area is the work of the National Institute of Standards and Technology ("NIST"), an agency of the U.S. Department of Commerce responsible for developing technology standards used globally across government and industry. NIST initiated a multi-year process in 2016 to evaluate and standardize quantum-resistant public-key cryptographic algorithms.

In 2022, NIST announced the first set of algorithms selected for standardization from its post-quantum cryptography competition, marking a significant milestone for the industry. Additional standards and implementation guidance have continued to progress, and organizations across sectors have begun planning migration strategies toward quantum-resistant cryptographic systems.

A key challenge associated with many PQC algorithms is the relatively large key sizes and signature sizes compared to classical cryptographic systems. These characteristics can create implementation challenges for certain applications, particularly those involving constrained computing environments, large distributed systems, or high-throughput transaction networks.

For example, distributed ledger technologies and blockchain networks rely on cryptographic signatures for transaction validation and consensus mechanisms. In some implementations, the larger signatures associated with certain PQC algorithms could significantly increase data storage requirements or network bandwidth usage if adopted directly without additional optimization.

As a result, research continues into cryptographic techniques that may enable quantum-resistant security while maintaining scalability and efficiency across modern digital infrastructure.

Competition and Market Participants

The quantum technology ecosystem includes a range of participants across hardware, software, and cybersecurity domains.

Several publicly traded companies are focused primarily on developing commercial quantum computing hardware platforms. These include companies such as D-Wave Quantum Inc., IonQ Inc., Rigetti Computing, Inc., and Arqit Quantum Inc.. These companies generally focus on the development of scalable quantum computing systems and related cloud-based quantum services rather than specifically on post-quantum cryptography or blockchain applications.

The post-quantum cybersecurity segment has also seen the emergence of several specialized companies and research organizations developing cryptographic solutions designed to address quantum computing risks.

Examples include PQShield, which develops quantum-secure cryptographic solutions and contributes to post-quantum cryptographic standardization efforts, and ISARA Corporation, which focuses on cryptographic risk management and quantum-safe security solutions for enterprises and government organizations.

In addition, large technology companies are exploring quantum-resilient security approaches within broader enterprise technology platforms. For example, IBM provides enterprise blockchain and security solutions designed to support applications across industries such as supply chains, financial services, healthcare, and government.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2025

Another notable participant in the broader quantum technology ecosystem is SandboxAQ, an enterprise software company that develops solutions combining artificial intelligence and quantum-related technologies for applications including cybersecurity, materials science, and financial modeling.

Given the breadth of approaches being pursued across the industry-including hardware development, cryptographic research, and enterprise software solutions-the market for quantum-resilient security technologies is expected to include a variety of specialized participants, potential collaborators, and emerging standards over time.

SELECTED ANNUAL INFORMATION

The following table presents selected audited financial information for the three most recent fiscal year ends.

	2025 $	2024 $	2023 $

Revenues	315,497	666,667	-
Net loss	(24,605,873)	(6,076,736)	(15,403,295)
Net loss per share, basic and diluted	(0.18)	(0.05)	(0.13)
Total assets	33,786,999	9,731,478	4,035,989
Total non-current financial liabilities	-	-	-

The net loss for the year ended December 31, 2025 includes share-based compensation expense of $10,592,252 (2024 - $1,063; 2023 - $3,920,656).

The net loss for the year ended December 31, 2025 has otherwise increased significantly compared to the year ended December 31, 2024 due to the expansion of research and development activities, business development, and expenses incurred relating to listing on Nasdaq.

The net loss for the year ended December 31, 2023 includes $5,059,669 in listing and transaction costs as a result of the acquisition of BTQ AG and share-based compensation expense of $3,920,656.

RESULTS OF OPERATIONS

For the year ended December 31, 2025

The net loss for the year ended December 31, 2025 was $24,605,873 (2024: $6,076,736). The main categories are listed below:

Revenue of $315,497 (2024: $666,667)

The Company's one year licensing agreement with ZKP Corp., a company controlled by the former COO of the Company ("ZKP", ended in May 2025.

Business development, marketing, and promotion of $3,097,676 (2024: $779,967)

The increase is due to new marketing agreements during the year. The Company spent more marketing and promotion during the year to increase awareness on the Company's Nasdaq listing.

Consulting fees of $869,128 (2024: $216,352)

The increase is due to new consulting and advisory agreements as the Company increase in operations during the year.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2025

General and administrative of $1,102,895 (2024: $756,017)

The increase is mainly due to the increase in operations in the current year.

Professional fees of $2,927,556 (2024: $1,089,994)

The increase is mainly due to higher legal and auditor fees incurred relating to the base shelf prospectus, U.S. Securities and Exchange Commission (the "SEC") filings, and Nasdaq listing. The Company also incurred fees for internal control advisory services during the year.

Research and development of $5,601,755 (2024: $2,732,496)

The increase was due to the Company increasing its research and development activities.

Share-based compensation of $10,592,252 (2024: $1,063)

During the year ended December 31, 2025, the Company granted 150,000 (2024: 1,325,000) stock options, 2,854,800 (2024: 800,000) restricted stock units, and 800,000 (2024: nil) performance share units.

Transfer agent, regulatory, and listing fees of $958,417 (2024: $139,377)

The increase is mainly due to the base shelf prospectus filing, SEC filings, and Nasdaq listing.

Wages and benefits of $210,891 (2024: $575,532)

The decrease is mainly due to the termination of employees and closure of Taiwan branch office in 2024.

Unrealized gain on investment of $322,087 (2024: $nil)

The increase is due to the increase in our investment in ICTK.

FOURTH QUARTER

For the three months ended December 31, 2025

The net loss for the three months ended December 31, 2025 was $11,823,627 (2024: $1,517,826). The main categories are listed below:

Revenue of $nil (2024: $250,000)

The Company's licensing agreement with ZKP ended in Q2 2025.

Business development, marketing, and promotion of $1,569,413 (2024: $206,689)

The Company spent more marketing and promotion during the period to increase awareness of the Company's Nasdaq listing.

General and administrative of $374,701 (2024: $156,938)

The increase is mainly due to the increase in operations in the current period compared to the same period prior year.

Professional fees of $1,074,719 (2024: $235,888)

The increase in professional fees is mainly due to an increase in legal fees incurred for the QPerfect investment and for due diligence work relating to a contemplated financing.

Research and development of $3,721,800 (2024: $696,214)

The Company expanded its research and development activities including entering into a significant development service agreement with ICTK during the period..

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2025

Share-based compensation of $4,941,347 (2024: $191,994)

The increase in share-based compensation was mainly due to RSUs and PSUs granted during the current period. The Company granted 892,500 (2024: 800,000) restricted stock units and 800,000 (2024: nil) performance stock units during the period.

Wages and benefits of $22,069 (2024: $73,587)

The slight decrease was primarily attributable to the resignation of the COO, who has since transitioned to a consulting role.

Unrealized gain on investment of $322,087 (2024: $nil)

The increase is due to the increase in our investment in ICTK.

USE OF AVAILABLE FUNDS

In connection with the brokered LIFE offering which closed on December 19, 2024, below is a reconciliation of the expected use of available funds against the actual use of such funds as of December 31, 2025:

Item	Use of Available Funds $	Actual Use of Available Proceeds as at December 31, 2025 $
QCIM	3,810,000	712,579
General and administrative	1,400,000	5,696,907
Ongoing operations other R&D	1,500,000	1,799,678
Working capital	1,499,164	-
Total	8,209,164	8,209,164

In connection with the Prospectus Supplement offering which closed on July 11, 2025, below is a reconciliation of the expected use of available funds against the actual use of such funds as of December 31, 2025:

Item	Use of Available Funds $	Actual Use of Available Proceeds as at December 31, 2025 $
QCIM	20,000,000	373,756
QPerfect investment	3,210,000	3,263,521
Selective strategic investments / IP acquisitions	3,750,000	7,737,627
General and administrative	3,000,000	3,719,585
Ongoing operations other R&D	6,600,000	2,967,257
Working capital	230,456	-
Total	36,790,456	18,061,746

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2025

SUMMARY OF QUARTERLY RESULTS

The following table sets out financial information for the past eight quarters:

	Three Months Ended
	December 31, 2025 $	September 30, 2025 $	June 30, 2025 $	March 31, 2025 $

Total revenues	-	-	65,497	250,000
Net loss	(11,823,110)	(9,024,165)	(1,946,618)	(1,811,980)
Net loss per share, basic and diluted	(0.09)	(0.07)	(0.01)	(0.01)

	Three Months Ended
	December 31, 2024 $	September 30, 2024 $	June 30, 2024 $	March 31, 2024 $

Total revenues	250,000	326,094	90,573	-
Net loss	(1,517,826)	(1,029,346)	(1,695,192)	(1,834,372)
Net loss per share, basic and diluted	(0.01)	(0.01)	(0.01)	(0.02)

The net loss for the quarter ended December 31, 2025 includes share-based compensation of $4,941,347 related to the issuance of stock options, restricted stock units and performance stock units.

The net loss for the quarter ended September 30, 2025 includes share-based compensation of $4,505,665 related to the issuance of stock options and restricted share units.

Other than higher share-based compensation expense for Q3 and Q4 2025 as outlined above, the increase in net loss for these quarters was due to the expansion of research and development activities, business development, and expenses incurred relating to listing on Nasdaq and due diligence work for a contemplated financing.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2025, the Company had cash of $20,939,224 and working capital of $20,239,094 compared to cash of $9,336,892 and working capital of $7,831,723 as at December 31, 2024.

The Company's operations used cash of $15,008,504 (2024: $4,695,569) during the year ended December 31, 2025. The Company's investing activities used cash of $11,074,234 (2024: provided $330,076). The cash requirements during the year ended December 31, 2025 were funded from the net proceeds from share issuances of $37,685,070 (2024: $9,416,808) and $nil (2024: $1,500,000) from the issuance of convertible debt.

The Company's aggregate operating, investing, and financing activities during the year ended December 31, 2025 resulted in an increase in its cash balance of $11,602,332 (2024: $6,474,869).

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2025

Contractual Obligations	Payments Due by Period
	Total $	Less than 1 Year $	1-3 Years $	4-5 Years $	After 5 Years $

Lease obligations	1,275,098	294,151	475,981	504,966	-
Research and development obligations	13,817,273	6,113,199	6,332,594	1,371,480	-
Total contractual obligations	15,092,371	6,407,350	6,808,575	1,876,446	-

The Company's accounts payable and accrued liabilities are due in the short term. While the Company has been successful in obtaining the necessary financing through the issuance of common shares and convertible loans in the past, there is no assurance it will be able to raise funds in this manner in the future and there remain material uncertainties that may cast significant doubt as to the Company's ability to continue as a going concern.

The directors regularly review cash flow forecasts to determine whether the Company has sufficient cash reserves to meet future working capital requirements and discretionary business development opportunities.

The consolidated financial statements have been prepared on the going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. During the year ended December 31, 2025, the Company has a net loss and negative cash flow from operations. As at December 31, 2025, the Company has an accumulated deficit of $65,250,962. The Company's ability to continue its operations and to realize its assets at their carrying values is dependent upon obtaining additional financing and generating revenues sufficient to cover its operating costs. Management is of the opinion that sufficient working capital will be obtained from external financing to meet the Company's liabilities and commitments as they become due, although there is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company. These factors indicate a material uncertainty that may cast significant doubt on the ability of the Company to continue as a going concern. These consolidated financial statements do not reflect any adjustments that may be necessary if the Company is unable to continue as a going concern. Such adjustments could be material.

OFF-BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements to which the Company is committed.

RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Key management personnel are persons responsible for planning, directing, and controlling the activities of an entity, and include all officers and directors of the Company. Related party transactions during the years ended December 31, 2025 and 2024 were comprised of the following:

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2025

	2025 $	2024 $

License revenue earned from ZKP., a company controlled by Nicolas Roussy Newton (former COO)	315,497	666,667
Consulting fees incurred to Ming-Yang Chih, former Chief Strategic Officer	-	24,278
Professional fees incurred to Saturna Group Chartered Professional Accountants LLP, a firm where the CFO, Lonny Wong, is a partner	84,000	84,000
Research and development incurred to Christoper Tam (Director), Po-Chun Ko (former Chief Technology Officer), Chen-Mou Cheng (former Chief Cryptographer), Chelpis Quantum Tech Co. (company owned by Ming-Yang Chih), and QPerfect (Associate)	112,792	249,842
Share-based compensation	109,892	28,905
Wages and benefits incurred to Nicolas Roussy Newton (former COO) and Peter Lavelle (former Chief Legal Officer)	115,459	282,623

Related party balances as at December 31, 2025 and 2024 are as follows:

As at December 31, 2025, the Company owed $132,170 (2024 - $124,247) for expenses paid on behalf of the Company to Olivier Roussy Newton, the CEO of the Company, of which $106,288 (2024 - $97,075) is included in accounts payable and accrued liabilities.

As at December 31, 2025, the Company was owed $nil (2024 - $137,369) from Nicolas Roussy Newton, the former Chief Operating Officer ("COO") of the Company, which is included in other receivables.

As at December 31, 2025, the Company owed $nil (2024 - $7,350) to Saturna Group Chartered Professional Accountants LLP where Lonny Wong, the Chief Financial Officer of the Company is a partner, which is included in accounts payable and accrued liabilities.

As at December 31, 2025, the Company owed $26,534 (2024 - $nil) to Christopher Tam, a director of the Company, which is included in accounts payable and accrued liabilities.

As at December 31, 2025, the Company has prepaid research and development expenses of $203,970 (2024 - $nil) to QPerfect, its investment in associate.

As at December 31, 2025, the Company has deferred revenue of $nil (2024 - $315,497) for ZKP., a company controlled by Nicolas Roussy Newton, the former COO of the Company. The license agreement relates to certain non-core technology of the Company that was not of a near-term focus for development, and the licensing of such technology to ZKP provided the Company with near-term revenue stream and enabled ZKP to access certain U.S. focused funding sources for the development of a related product.

RECENT ACCOUNTING PRONOUNCEMENTS

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ended December 31, 2025, and have not been early adopted in preparing the consolidated financial statements.

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 - Presentation and Disclosure in Financial Statements ("IFRS 18") which will replace IAS 1, Presentation of Financial Statements. The key new concepts introduced in IFRS 18 relate to the structure of the consolidated statement of earnings (loss), required disclosures in the consolidated financial statements for certain earnings or loss performance measures that are reported outside an entity's consolidated financial statements and enhanced principles on aggregation and disaggregation which apply to the primary consolidated financial statements and notes in general. IFRS 18 will apply for reporting periods beginning on or after January 1, 2027, and also applies to comparative information. The Company is still in the process of assessing the impact of this standard on its consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2025

Amendments to the Classification and Measurement of Financial Instruments ("Amendments to IFRS 9 and IFRS 7")

In May 2024, the IASB issued Amendments to IFRS 9 and IFRS 7 which clarify the date of recognition and derecognition of some financial assets and liabilities with a new exception for some financial liabilities settled through an electronic cash transfer system, clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest criterion, add new disclosure requirements for certain instruments with contractual terms that can change cash flows such as instruments with features linked to the achievement of environmental, social and governance targets; and update the disclosures for equity instruments designated at FVOCI. Amendments to IFRS 9 and IFRS 7 are effective for periods beginning on or after January 1, 2026, with early adoption permitted. The Company is still in the process of assessing the impact of this standard on its consolidated financial statements.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Use of estimates and judgments

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses in the reporting period. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company's estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

Research and development costs

Research costs are recognized as an expense when incurred but development costs may be capitalized as intangible assets if certain conditions are met as described in IAS 38 Intangible Assets. Management has determined that development costs do not meet the conditions for capitalization under IAS 38 and all research and development costs have been expensed.

Fair values of stock options

Fair values of stock options are determined using the Black-Scholes option pricing model. Estimating fair value requires determining the most appropriate valuation model for a grant of equity instruments, which is dependent on the terms and conditions of the grant. Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measurement of the fair value of the Company's stock options and performance warrants.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2025

Deferred income taxes

The determination of income tax expense and the composition of deferred income tax assets and liabilities involves judgment and estimates as to the future taxable earnings, expected timing of reversals of deferred income tax assets and liabilities, and interpretations of tax laws. The Company is subject to assessments by tax authorities who may interpret the tax law differently. Changes in these interpretations, judgments, and estimates may materially affect the final amount of current and deferred income tax provisions, deferred income tax assets and liabilities, and results of operations.

Going concern presentation

The consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The assessment of the Company's ability to source future operations and continue as a going concern involves judgement. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. If the going concern assumption is not appropriate for the financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenue and the expenses and the statement of financial position classifications used.

Assessment of significant influence over an investment

Where the Company holds less than 20% of voting rights in an investment, but the Company has the power to exercise significant influence, such an investment is treated as an associate. The determination of whether the Company has significant influence over an investee requires the application of significant judgment. In making this assessment, management considers all relevant facts and circumstances, including ownership interest, governance arrangements, contractual rights, and the Company's ability to participate in financial and operating policy decisions.

Carrying value of investment in associate

The Company reviews and assesses the carrying amount of investment in associates for indicators of impairment when facts or circumstances suggest that the carrying amount is not recoverable. Determination of carrying amount is subject to estimates and assumptions about the underlying data. Changes to these estimates may affect value of investment and the impairment recognized.

Impairment of non-current assets

The Company evaluates the recoverability of non-current assets, including property and equipment, right of use assets, and definite life intangible assets, whether events or changes in circumstances indicate that the carrying value of the asset, or asset group, may not be recoverable. When the Company determines that the carrying value of the long-lived asset may not be recoverable based upon the existence of one or more of the indicators, the assets are assessed for impairment based on the estimate of future discounted cash flow. If the carrying value of an asset exceeds its estimated recoverable amount, an impairment loss is recorded for the excess of the asset's carrying value over its recoverable amount. Management judgement is required in the determination of indicators of impairment.

Convertible debt

Convertible debt are financial instruments which contain a separate financial liability and equity instrument. The identification of such components embedded within a convertible debenture requires significant judgement given that it is based on the interpretation of the substance of the contractual arrangement. The individual fair values attributed to the different components of a financing transaction, and/or derivative financial instruments, are determined using valuation techniques. The Company uses judgement to select the methods used to make certain assumptions and in performing the fair value calculations in order to determine the values attributed to each component of a transaction at the time of their issuance. These valuation estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of these instruments that are not quoted in an active market.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2025

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair Values

The following provides a description of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

● Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

● Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

● Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Assets and liabilities measured at fair value on a recurring basis were presented on the Company's statement of financial position as at December 31, 2025 and 2024 as follows:

	Fair value measurements using
	Quoted prices in active markets for identical instruments (Level 1) $	Significant other observable inputs (Level 2) $	Significant unobservable inputs (Level 3) $	Balance, December 31, 2025 $

Investments	7,098,893	-	1,038,050	8,136,943

	Fair value measurements using
	Quoted prices in active markets for identical instruments (Level 1) $	Significant other observable inputs (Level 2) $	Significant unobservable inputs (Level 3) $	Balance, December 31, 2025 $

Investments	-	-	77,229	77,229

The fair values of the Company's other financial instruments, which include cash, short-term investments, other receivables (except GST), and accounts payable and accrued liabilities, and due to related parties, approximate their carrying values due to the relatively short-term maturity of these instruments.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2025

Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and short-term investments. The Company limits its exposure to credit loss by placing its cash and short-term investments with high credit quality financial institutions. The carrying amount of financial assets represents the maximum credit exposure.

Foreign Exchange Rate Risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in a foreign currency.

The following table indicates the impact of foreign currency exchange risk on net working capital as at December 31, 2025 and 2024. The table below also provides a sensitivity analysis of a 10% strengthening of the foreign currency against functional currencies identified which would have increased (decreased) the Company's net loss by the amounts shown in the table below. A 10% weakening of the foreign currency against the functional currencies would have had the equal but opposite effect as at December 31, 2025 and 2024.

2025	TWD	KRW	US$

Cash	43,511	-	218,798
Investments	-	7,180,489,272	-
Accounts payable and accrued liabilities	(185,400)	-	(782,639)

Total foreign currency financial assets and liabilities	(141,889)	7,180,489,272	(563,841)

Impact of a 10% strengthening or weakening of foreign exchange rate	(14,189)	718,048,927	(56,384)

2024	TWD	US$

Cash	82,993	(1,249)
Other receivables (except GST)	-	106,489
Accounts payable and accrued liabilities	(6,337,488)	(237,069)

Total foreign currency financial assets and liabilities	(6,254,495)	(131,829)

Impact of a 10% strengthening or weakening of foreign exchange rate	(625,450)	(13,183)

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to significant interest rate risk as it does not have any liabilities with variable rates.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2025

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company's objective to managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company relies on raising debt or equity financing in a timely manner. Refer to going concern disclosure under Liquidity and Capital Resources.

The following amounts are the contractual maturities of financial liabilities as at December 31, 2025 and 2024:

2025	Total $	Within 1 year $	Within 2-5 years $

Accounts payable and accrued liabilities	2,151,111	2,151,111	-
Due to related parties	25,882	25,882	-
Total	2,176,993	2,176,993	-

2024	Total $	Within 1 year $	Within 2-5 years $

Accounts payable and accrued liabilities	1,450,252	1,450,252	-
Due to related parties	27,172	27,172	-
Total	1,477,424	1,477,424	-

DISCLOSURE OF OUTSTANDING SHARE DATA

The authorized capital of the Company consists of an unlimited number of common shares without par value.

As of the date of this report, the Company had 141,310,930 common shares issued and outstanding, 306,673 share purchase warrants outstanding, 2,876,250 stock options outstanding, 4,434,300 RSUs and 1,525,000 PSUs outstanding.

DISCLOSURE CONTROLS AND PROCEDURES

In accordance with National Instrument 52-109, Certification of Disclosure in Issuer's Annual and Interim Filings, management is responsible for the establishment and maintenance of disclosure controls and procedures ("DCP") and internal control over financial reporting ("ICFR"). The CEO and the CFO have designed, or caused to be designed under their supervision, the Company's DCP to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries has been recorded, processed, summarized and disclosed in a timely manner in accordance with regulatory requirements and good business practices and that the Company's DCP will enable the Company to meet its ongoing disclosure requirements.

The CEO and CFO have evaluated the effectiveness of the Company's DCP and have concluded that based on this evaluation, our DCP is effective.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2025

INTERNAL CONTROL OVER FINANCIAL REPORTING

The CEO and the CFO have designed, or caused to be designed under their supervision, the Company's ICFR in order to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

A material weakness is a control deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement in the annual or interim financial statements will not be prevented or detected on a timely basis.

The CEO and CFO conducted an evaluation the effectiveness of the Company's ICFR as at December 31, 2025 based on Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission for the Company as a whole. Based on this evaluation, management concluded that no material weaknesses existed as at December 31, 2025.

LIMITATION OF CONTROLS AND PROCEDURES

The Company's management, including its CEO and CFO, believe that any DCP and ICFR, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the reality that judgments in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any control system is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any control system will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective, control system, misstatements due to error or fraud may occur and not be detected.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes to our ICFR for the fiscal year ended December 31, 2025, that could have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

RISK FACTORS

The following is a summary of certain risk factors relating to the business. The risks presented below should not be considered exhaustive and may not be all of that the Company may face.

General Risks

Market risk for securities

There can be no assurance that an active trading market for the Company's shares will be sustained. The market price for the Company's Shares may be subject to wide fluctuations. Factors such as government regulation, price fluctuations, share price movements of peer companies and competitors, as well as overall market movements, may have a significant impact on the market price of the Company's securities. The stock market has from time to time experienced extreme price and volume fluctuations, which have often been unrelated to the operating performance of any particular company. Market forces may render it difficult or impossible for the Company to secure purchasers to purchase its securities at a price which will not lead to severe dilution to existing shareholders, or at all. In addition, shareholders may realize less than the original amount invested on dispositions of their shares during periods of such market price decline.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2025

Foreign exchange risk

The Company is a Canadian company and fundraising is done in Canadian dollars, however, its operations are predominantly denominated in U.S. dollars, Australian dollars, South Korean won, Euros, and Taiwan dollars. As a result, the Company is subject to foreign exchange risks relating to the relative value of these foreign currencies as compared to the Canadian dollar. A decline in these foreign currencies could result in a decrease in the real value of the Company's revenues and adversely impact financial performance.

Tax

No assurance can be given that new taxation rules will not be enacted or existing rules will not be applied in a manner which could result in the Company being subject to additional taxation or which could otherwise have a material adverse effect on the Company's results from operations and financial condition.

Investment risk

There is no assurance that the Company will achieve its investment objectives. An investment may not earn any positive return and may result in the loss of some or all of the capital invested.

Ability to generate profits

There can be no assurance that the Company will generate net profits in future periods. Further, there can be no assurance that the Company will be cash flow positive in future periods. In the event that the Company fails to achieve profitability in future periods, the value of the Company's shares may decline. In addition, if the Company is unable to achieve or maintain positive cash flows, the Company would be required to seek additional funding, which may not be available on favorable terms, if at all.

Management of growth

The Company has recently experienced, and may continue to experience, growth in the scope of its operations. This growth has resulted in increased responsibilities for the Company's existing personnel, the hiring of additional personnel and, in general, higher levels of operating expenses. In order to manage its current operations and any future growth effectively, the Company will need to continue to implement and improve its operational, financial and management information systems, as well as hire, manage and retain its employees and maintain its corporate culture including technical and customer service standards. There can be no assurance that the Company will be able to manage such growth effectively or that its management, personnel or systems will be adequate to support the Company's operations.

Business and Industry Risks

Regulatory changes or actions may alter the nature of an investment in the Company or restrict the use of digital assets in a manner that adversely affects the Company's operations

Due to their global nature, blockchain-related technologies and encryption-related technologies are subject to regulatory fragmentation due to different treatment depending on jurisdiction. Certain governments have categorized certain blockchain technologies as illegal, while others have embraced their utility and have approved them for trade. Ongoing and/or future regulatory actions may have a substantial impact on the Company's business operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2025

Acquisition integration risk

The Company has completed or announced several strategic acquisitions and investments, including the QPerfect Acquisition and its joint development agreement with ICTK. The integration of acquired businesses, technologies, and personnel involves significant risks, including the potential for unanticipated liabilities, difficulties in retaining key personnel, challenges in integrating different corporate cultures, and the diversion of management's attention from existing operations. France's approval process for the QPerfect Acquisition remains pending and there is no assurance that such approval will be obtained on acceptable terms or at all. Failure to successfully integrate acquisitions could have a material adverse effect on the Company's business, financial condition, and results of operations.

Pre-revenue product commercialization risk

All of the Company's principal products, including QCIM, Bitcoin Quantum, and QSSN, are in pre-revenue stages of development. The Company has not generated material revenue from any of its core products and there is no assurance that any of the Company's products will achieve commercial viability, generate revenue, or achieve market acceptance. The transition from research and development to commercial revenue involves significant technical, market, and operational risks.

FORWARD-LOOKING STATEMENTS

This MD&A includes certain statements that may be deemed "forward-looking statements" concerning the future performance of the Company's business, its operations, its financial performance and condition, as well as management's objectives, strategies, beliefs and intentions. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend" and similar words referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management. All statements in this report that do not directly and exclusively relate to historical facts, constitute forward- looking statements. These statements represent the Company's intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements. The Company disclaims any intention or obligation to update or revise such forward-looking statements, as a result of new information, future events or otherwise. Factors that may cause actual results to vary from forward looking statements include, but are not limited to, the Company's ability to access capital, competitive risks and reliance on key personnel, as described in more detail in this document under "Risk Factors". Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.